UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

February 5, 2024

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NOVO NORDISK A/S

 (Exact name of Registrant as specified in its charter)

Novo Allé

DK- 2880, Bagsvaerd

Denmark

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Novo Nordisk to acquire three fill-finish sites from Novo Holdings A/S in connection with the Catalent, Inc. transaction

Bagsværd, Denmark, 5 February 2024 – Novo Nordisk today announced that the company has agreed to acquire three fill-finish sites from Novo Holdings A/S (Novo Holdings) in connection with a transaction where Novo Holdings has agreed to acquire Catalent, Inc. (Catalent), a global contract development and manufacturing organisation headquartered in Somerset, New Jersey (US). Novo Nordisk and Catalent have a long-standing collaboration.

The acquisition of the filling sites is aligned with Novo Nordisk’s strategy of reaching more people living with diabetes and obesity with current and future treatments. It enables an expansion of the manufacturing capacity at scale and speed while providing future optionality and flexibility for Novo Nordisk’s existing supply network. The acquisition is expected to gradually increase Novo Nordisk's filling capacity from 2026 and onwards.

The three manufacturing sites are specialised in the sterile filling of drugs and located in Anagni (Italy), Brussels (Belgium) and Bloomington (Indiana, US). The three sites employ more than 3,000 people and all have ongoing collaborations with Novo Nordisk.

Under the terms of the agreement, Novo Nordisk will acquire the three manufacturing sites for an upfront payment of 11 billion USD.

“We are very pleased with the agreement to acquire the three Catalent manufacturing sites which will enable us to serve significantly more people living with diabetes and obesity in the future,“ said Lars Fruergaard Jørgensen, president and chief executive officer at Novo Nordisk. “The acquisition complements the significant investments we are already doing in active pharmaceutical ingredients facilities, and the sites will provide strategic flexibility to our existing supply network.”

Contingent on the timing of closing, the acquisition is expected to have a low single-digit negative impact on operating profit growth in both 2024 and 2025. As the acquisition will be mainly debt-financed, the communicated share buyback programme of DKK 20 billion is not impacted.

About the acquisition

Novo Nordisk has agreed to acquire the three sites from a subsidiary of Novo Holdings, as part of a transaction where the subsidiary of Novo Holdings has agreed to acquire Catalent (NYSE: CTLT) through a merger.

The acquisition will be completed as soon as possible after the merger of Catalent and the Novo Holdings subsidiary, which is expected to occur towards the end of 2024 upon satisfaction of various customary closing conditions including approvals by Catalent shareholders and regulatory authorities. Until the closing of the acquisition, Catalent will continue to operate independently and separately from Novo Holdings and Novo Nordisk. After closing, Novo Nordisk will honour all customer obligations at the three Catalent sites that Novo Nordisk is acquiring.

The upfront payment of 11 billion USD comprises enterprise value for the sites implied in Novo Holdings’ acquisition of Catalent plus additional value for certain corporate assets and liabilities attributable to the acquired business. The upfront payment is subject to adjustment for transaction expenses and changes in certain net debt items until closing.

As part of the acquisition, Novo Nordisk has provided financial commitments to Novo Holdings for amounts corresponding to the acquisition price for the three sites as well as undertakings regarding the regulatory approval process. The acquisition of the three sites will take place with no rights of recourse against Novo Holdings’ subsidiary reflecting the terms of the Catalent merger. After completion of the acquisition, the parties will provide mutual transition services on customary terms and conditions.

Novo Nordisk and Novo Holdings are closely related parties. Novo Nordisk’s Board of Directors has approved the acquisition, finding it to be in the best interest of Novo Nordisk and its shareholders. An independent financial advisor to Novo Nordisk, Evercore, has provided a fairness opinion to the Board of Directors, concluding that the consideration for the three manufacturing sites is fair from a financial point of view.

About Catalent

Catalent is a global Contract Development and Manufacturing Organisation (CDMO) headquartered in Somerset, New Jersey in the US. The company has over 50 global sites and employs more than 18,000 people including 3,000 scientists and technicians.

About Novo Holdings A/S

Novo Holdings is a holding and investment company that is responsible for managing the assets and the wealth of the Novo Nordisk Foundation. The purpose of Novo Holdings is to improve people’s health and the sustainability of society and the planet by generating attractive long-term returns on the assets of the Novo Nordisk Foundation. Wholly owned by the Novo Nordisk Foundation, Novo Holdings is the controlling shareholder of Novo Nordisk A/S and Novonesis A/S and manages an investment portfolio with a long-term return perspective. In addition to managing a broad portfolio of equities, bonds, real estate, infrastructure and private equity assets, Novo Holdings is a world-leading life sciences investor. Through its Seeds, Venture, Growth, and Principal Investments teams, Novo Holdings invests in life science companies at all stages of development.

About Novo Nordisk

Novo Nordisk is a leading global healthcare company, founded in 1923 and headquartered in Denmark. Our purpose is to drive change to defeat serious chronic diseases, built upon our heritage in diabetes. We do so by pioneering scientific breakthroughs, expanding access to our medicines, and working to prevent and ultimately cure disease. Novo Nordisk employs about 63,400 people in 80 countries and markets its products in around 170 countries. Novo Nordisk's B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com, Facebook, Instagram, X, LinkedIn and YouTube.

Contacts for further information

Media:
Ambre James-Brown +45 3079 9289 abmo@novonordisk.com	Elizabeth DeLuca (US) +1 609 580 9868 edel@novonordisk.com

Investors:
Daniel Muusmann Bohsen +45 3075 2175 dabo@novonordisk.com	Jacob Martin Wiborg Rode +45 3075 5956 jrde@novonordisk.com

David Heiberg Landsted +45 3077 6915 dhel@novonordisk.com	Mark Joseph Root (US) +1 848 213 3219 mjhr@novonordisk.com

Sina Meyer +45 3075 6656 azey@novonordisk.com	Frederik Taylor Pitter +45 3075 8259 fptr@novonordisk.com

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888	Internet: www.novonordisk.com CVR no: 24 25 67 90
Company announcement No 9 / 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: February 5, 2024	NOVO NORDISK A/S Lars Fruergaard Jørgensen Chief Executive Officer